FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
L5T 3A3

Item 2 Date of Material Change

October 19, 2004

Item 3 News Release

A news release in respect of a material change was issued in Mississauga, Ontario over CCNMatthews news wire service on October 19, 2004. A copy of the news release is attached.

Item 4 Summary of Material Change

On October 19, 2004, CFM Corporation announced that it has completed the sale and lease back of two properties in Mississauga, Ontario.

Item 5 Full Description of Material Change

On October 19, 2004, CFM Corporation (“CFM”) announced that it has completed the sale and lease back of two properties in Mississauga, Ontario for aggregate proceeds of approximately Cdn.$26.8 million (U.S.$21.4 million).

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

No reliance.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Sonya Stark
Director, Corporate Affairs, Investor Relations
and Corporate Secretary
Tel: (905) 670-7777

Item 9 Date of Report

October 21, 2004

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmcorp.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSX

CFM CORPORATION
ANNOUNCES SALE AND LEASE BACK OF REAL PROPERTIES

MISSISSAUGA, ONTARIO – October 19, 2004 – CFM Corporation (“CFM”) announced today that it has completed the sale and lease back of two properties in Mississauga, Ontario for aggregate proceeds of approximately Cdn.$26.8 million (U.S.$21.4 million).

CFM intends to use the proceeds to reduce its outstanding bank debt and for general corporate operating purposes.

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CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	DAVID WOOD
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer
(905) 670-7777	(905) 670-7777